UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2009

Charles R. Manzoni, Jr.
General Counsel
FAF Advisors
U.S. Bancorp Center
800 Nicollet Mall
BC-MN-H05F
Minneapolis, MN 55402

Re: Mount Vernon Securities Lending Trust, Inc.—Mount Vernon Securities Lending Prime Portfolio (File No. 811-21824)

Dear Mr. Manzoni:

Your letter of December 12, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Section 17(a) of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Mount Vernon Securities Lending Trust, Inc.—Mount Vernon Securities Lending Prime Portfolio (the "Fund") and U.S. Bancorp and its subsidiaries (collectively, the "Affiliate"), enter into the arrangement summarized below and more fully described in the letter. FAF Advisers, Inc., the Fund's investment adviser, is an indirect wholly-owned subsidiary of U.S. Bancorp, and thus the Affiliate is an "affiliated person" of an "affiliated person" of the Fund as defined in Section 2(a)(3) of the Act.

Mount Vernon Securities Lending Trust, Inc. is an open-end management investment company registered under the Investment Company Act of 1940. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation for valuing its portfolio securities.

In a letter dated October 22, 2008 (the "Prior No-Action Letter"), the staff of the Division of Investment Management informed the Fund and the Affiliate that it would not recommend enforcement action to the Commission if the Affiliate purchased from the Fund any securities in the Fund's portfolio as of October 16, 2008 that are Eligible Securities, as defined in rule 2a-7 under the Act (each, a "Security", and collectively, the "Securities"), at the amortized cost (including any accrued and unpaid interest) of each purchased Security to the extent necessary to allow the Fund to pay redemption proceeds.[1] That relief was limited to securities that have a market value, at the time of purchase, that is equal to or less than their amortized cost value.

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[1] *See* Mount Vernon Securities Lending Trust, Inc.—Mount Vernon Securities Lending Prime Portfolio, SEC Staff No-Action Letter (Oct. 22, 2008).

That relief also was limited to transactions that might occur during the 60 days from October 16, 2008 (*i.e.*, until December 15, 2008).

You state that while there has been some improvement in the liquidity of instruments held by money market funds since the date of the Prior No-Action Letter, the market continues to be in stress and you anticipate that redemption requests may accelerate as you approach the end of the year. You state that, as was the case with respect to the Prior No-Action Letter, to meet such redemptions under current market conditions, the Fund may need to liquidate portfolio securities, such as the Securities, at disadvantageous market prices not reflecting their full value were they held to maturity. You state that the Adviser continues to believe, and the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market in such a manner. Accordingly, the Fund and the Affiliate now are requesting that the relief granted under the Prior No-Action Letter be extended an additional 60 days, to expire on February 13, 2009.

Based on the facts and representations contained in your December 12, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against the Fund and the Affiliate under Section 17(a) of the Act, or the rules thereunder, if the Affiliate purchases from the Fund any of the securities in the Fund's portfolio as of December 12, 2008 that are Eligible Securities, as defined in rule 2a-7 under the Act, at the amortized cost (including any accrued and unpaid interest) of each purchased security.[2] The relief provided herein is limited to transactions executed during the 60 day period from December 12, 2008 and to securities the market value of which at the time of purchase is equal to or less than their amortized cost value.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[3]

Very truly yours,

Sarah ten Siethoff

Sarah G. ten Siethoff
Attorney Adviser

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2 This letter confirms the position of the staff that was provided orally by the undersigned to Charles Manzoni on December 15, 2008.

3 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

FAF ADVISORS

U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, MN 55402

Charles R. Manzoni
General Counsel
Direct dial (612) 303-4241
Fax (612) 303-4241

December 12, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

Reference is made to that certain letter from Ms. Dalia Osman Blass, Senior Counsel, Division of Investment Management, to the undersigned, dated October 22, 2008, relating to the above-referenced matter ("Prior Letter"). In the Prior Letter, the staff of the Division of Investment Management of the Securities and Exchange Commission advised us that it would not recommend enforcement action against Mount Vernon Securities Lending Trust, Inc.--Mount Vernon Securities Lending Prime Portfolio (the "Fund") and U.S. Bancorp (the "Affiliate"), an affiliate of the Fund's investment adviser, FAF Advisors, Inc. (the "Adviser"), under Section 17(a) of the Investment Company Act of 1940 (the "Act"), or the rules thereunder, if the Affiliate or any of its subsidiaries purchases from the Fund any securities in the Fund's portfolio as of October 16, 2008 that are Eligible Securities, as defined in rule 2a-7 under the Act (a "Security and collectively, the "Securities"), to the extent necessary to allow the Fund to pay redemption proceeds. The securities would be purchased at the amortized cost (including any accrued and unpaid interest) of each purchased Security. That relief is limited to transactions that might occur during the 60 days from October 16, 2008 (*i.e.*, until December 15, 2008) and to securities that have a market value, at the time of purchase, that is equal to or less than their amortized cost value.

While there has been some improvement in the liquidity of instruments held by money market funds since the date of the Prior Letter, the market continues to be in stress and we anticipate that redemption requests may accelerate as we approach the end of the year. To meet such redemptions under current market conditions, the Fund may need to liquidate portfolio securities, such as the Securities, at disadvantageous market prices not reflecting their full value were they held to maturity. The Adviser continues to believe, and the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market in such a manner, and, therefore, are requesting that the relief granted under the Prior Letter be extended an additional 60 days, to expire on February 13, 2009. As was the case with respect to the Prior Letter, the Securities to be purchased by the Affiliate or one of its subsidiaries from the Fund will be determined by the Adviser depending on then-current market conditions and redemption needs. Such determinations will be made consistent with the Adviser's fiduciary duty to the Fund, and in the best interests of the Fund's shareholders. Any purchase of Securities from the Fund would satisfy the requirements of rule 17a-9 under the Act except that the Securities would constitute Eligible Securities. The Trust's Board of Trustees has authorized the transactions contemplated by this letter.

If you have any questions or other communications concerning this matter, please call the undersigned at 612-303-4241 or Kathleen Prudhomme at 612-303-3738.

Sincerely;

Charles R. Manzoni, Jr.

Cc: Sarah G. ten Siethoff

END